September 27, 2024

Perry A. Sook
Chief Executive Officer
NEXSTAR MEDIA GROUP, INC.
545 E. John Carpenter Freeway
Suite 700
Irving, Texas 75062

       Re: NEXSTAR MEDIA GROUP, INC.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 28, 2024
           File No. 000-50478
Dear Perry A. Sook:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology